Exhibit 19
Purpose
The Board of Directors (the “Board”) of Myriad Genetics, Inc. (together with its direct and indirect subsidiaries, the “Company”) has adopted this Insider Trading Policy (this “Policy”), effective as of February 13, 2025.
Scope
This Policy applies to all trading or other transactions involving or related to Company securities (such as common stock, preferred stock, options to buy or sell common stock, warrants and convertible securities) and derivative securities relating to the capital stock of the Company, whether or not issued by the Company (collectively, “Company Securities”). This Policy applies to (a) all Company personnel, including directors, officers and employees of the Company (collectively, “Company Personnel”) and their respective Related Persons (as defined below), (b) contractors, consultants and advisors of the Company who have access to material non-public information relating to the Company and their respective Related Persons, and (c) certain other Persons (as defined below) that the Compliance Officer (as defined below) may designate from time to time and their respective Related Persons (the Persons in (a), (b) and (c) above, collectively, “Insiders”).
Definitions

Term	Definition
Person	Means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity or other entity or group.

Restricted Insider	Means (a) each director and executive officer of the Company, (b) each employee of the Company that holds the position of Chief Accounting Officer, Chief Financial Officer, Operations, Controller, Corporate Secretary, and SVP, Investor Relations (c) any other employee of the Company that the Compliance Officer may designate from time to time as a “Restricted Insider” and (d) any Related Person of the foregoing individuals.
Related Person
Means with respect to any individual:
•any family member living in such person’s household (including a spouse, child, stepchild, parent, stepparent, grandparent, sibling or in-law of such person) and any other individual living in such person’s household;
•any family member not living in such person’s household but whose transactions in Company Securities are directed by such person or subject to such person’s influence or control;
•any partnership in which such person is a general partner;
•any trust of which such person is a trustee;
•any estate of which such person is an executor; and
•any person or entity that is controlled by such person.

Provisions
1.Overview
1.1.The Need for a Policy. This Policy has been developed:
•to educate all Company Personnel and other Insiders;
•to set forth guidelines for courses of action;
•to protect the Company and Company Personnel and other Insiders against legal liability; and
•to preserve the reputation of the Company and Company Personnel for integrity and ethical conduct.
Because the Company is a public company, transactions in Company Securities are subject to the federal securities laws and regulations adopted by the United States Securities and Exchange Commission (the “SEC”). These federal laws and regulations make it illegal for an individual to buy or sell Company Securities while aware of material non-public information (also referred to as “Inside Information”). Transacting in Company Securities while aware of any material non-public information is referred to as insider trading. The SEC takes insider trading very seriously and devotes significant resources to uncovering the activity and to prosecuting offenders. Liability may extend not only to the individuals who transact on Inside Information, but also to their “tippers,” individuals who leak the Inside Information to the individuals who trade on such information. In certain circumstances, the Company can also be liable for violations by Insiders.

In addition to responding to such federal laws and regulations, the Board has adopted this Policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company.
1.2.The Consequences. The consequences of insider trading violations can be severe, which as of adoption of this Policy included:
1.2.1.For individuals who trade on the basis of inside information (or tip information to others):
•disgorgement of the profit gained or loss avoided plus statutory interest;
•a civil penalty of up to three times the profit gained or loss avoided;
•a criminal fine (no matter how small the profit) of up to $5 million; and
•a jail term of up to a maximum of twenty years.
1.2.2.Additionally, any Insider who violates this Policy may be disciplined by the Company, which may include termination or other appropriate action, regardless of whether or not the failure to comply with this Policy results in a violation of law.
1.2.3.For a control person that fails to take appropriate steps to prevent illegal trading:
•a civil penalty of the greater of approximately $2.2 million or three times the profit gained or loss avoided as a result of the Insider’s violation; and
•a criminal penalty of up to $5 million (or $25 million where the control person is the company).

1.2.4.Any of the above consequences – even an SEC investigation that does not result in prosecution – can tarnish one’s reputation and irreparably damage a career.
2.Our Policy
It is the Company’s policy that Insiders who are aware of material non-public information may not transact in Company Securities, recommend that others engage in transactions in any Company Securities, or engage in any other action to take advantage of, or improperly pass on to others, material nonpublic information.
In addition, it is the policy of the Company that no Insiders who, in the course of working for the Company, learns of material nonpublic information about a company (1) with which the Company does business, such as the Company’s distributors, vendors, customers and suppliers, or (2) that is involved in a potential transaction or business relationship with Company, may engage in transactions in that company’s securities until the information becomes public or is no longer material.
There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

2.1.Policy Administrator. This Policy shall be administered by the “Compliance Officer”. The “Compliance Officer” means the Company’s Chief Legal Officer or any other Company employee designated by the Chief Legal Officer from time to time. The Compliance Officer is responsible for the administration of this Policy and his or her duties include the following: (a) assisting with the implementation and enforcement of this Policy; (b) circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws; (c) pre-clearing transactions in Company Securities in accordance with the procedures set forth herein; and (d) providing approval of any Trading Plans (as defined below) under Section 2.14.
2.2.Material Non-Public Information. Material non-public information (which is also referred to herein as “Inside Information”) is any information:
•that is not generally known to the public, and
•which, if publicly known, would likely affect either the market price of Company Securities or a Person’s decision to buy, sell, hold or otherwise transact in Company Securities.

2.2.1.Examples. Common examples of information that will frequently be regarded as material are:
•quarterly or annual earnings results;
•projections of future results or sales;
•earnings or losses;
•news of a pending or proposed merger, acquisition, divestiture, tender offer, strategic alliance or joint venture;
•an important financing transaction;
•changes in a company’s dividend policy, stock splits or repurchases of a company’s securities;
•changes in senior management or members of the board of directors;
•significant new products or discoveries;
•significant clinical or regulatory developments;
•impending bankruptcy or financial liquidity problems;
•internal financial information which departs from what the market would expect;
•the gain or loss of a major contract, license or collaboration;
•change in auditors or notification that the auditor’s report may no longer be relied upon;
•a significant cybersecurity incident, such as a data breach, or any other significant disruption to a company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;
•changes in a company’s or its subsidiaries’ credit ratings;
•anticipated equity or debt offerings; and

•significant developments in litigation, regulatory proceedings or government investigations.
Either positive or negative information may be material. The above list is merely illustrative and not exhaustive.
2.3.Twenty-Twenty Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.
2.4.Transactions by Related Persons. SEC regulations provide that any material non-public information about the Company communicated to any spouse, parent, child or sibling (whether living in the same household of an Insider or not) is considered to have been communicated under a duty of trust or confidence, except under limited circumstances. Any transactions in Company Securities by such family members or other Related Persons while they are aware of material non-public information may, therefore, violate insider trading laws and regulations. An Insider is responsible for the transactions of his or her respective Related Persons and should (a) inform their Related Persons of the need to confer with such Insider before they engage in transactions involving Company Securities and (b) for the purposes of this Policy and applicable laws, treat all such Related Person transactions as if the transactions were for such Insider’s own account.
2.5.Tipping Information to Others. No Insider shall disclose or tip material non-public information to any other Person (including Related Persons) or make any recommendations or express opinions on the basis of material non-public information as to transacting in Company Securities (or any other company or its securities to the extent such information is acquired in the course of employment with, or the performance of services on behalf of, the Company) to any other Person (including, but not limited to, family members, friends, social acquaintances, investors, financial analysts and consulting firms). This prohibition applies whether or not the Insider receives any benefit from the use of that information by the other Person. Violation of federal laws and regulations on insider trading, and the potential imposition of the penalties referenced above, may result whether or not any monetary benefit is derived from another person’s actions. Inside Information is often inadvertently disclosed or overheard in casual, social conversations. Care must be taken to avoid such disclosures.
2.6.When Information is Public. Because the Company’s stockholders and the investing public should be afforded time to receive and digest material non-public information, and to act upon it, as a general rule you may not engage in any transactions in Company Securities until one business day after the material non-public information has been publicly released. For example, if an announcement is made on a Monday, after trading hours, the first day on which you may transact in Company Securities is Wednesday. If an announcement is made on a Friday, before trading hours, the first day on which you may transact is Monday. However, if the information released is complex, such as a prospective major financing or other transaction, it may be necessary to allow additional time for the information to be absorbed by investors before transacting in Company Securities. In such circumstances, you will be notified by the Compliance Officer regarding a suitable waiting period before trading.
2.7.Insider Trading by Others. If you become aware of a potential insider trading violation relating to Company Securities, you must immediately advise the Compliance Officer of the potential violation, provide all relevant information about the potential violation to the Compliance Officer, and cooperate with the Compliance Officer in any investigation relating to the potential violation. To the extent within the scope of your responsibilities, you should ensure that reasonable precautions are taken to minimize the disclosure of material non-public information (beyond those who need to know such information as part of their employment responsibilities) to minimize the risk of possible violations of this Policy.
2.8.Confidentiality. Serious problems could be caused for the Company by the unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper transactions in Company Securities. Material non-public information relating to the Company is the Company’s property and the unauthorized disclosure of such information is prohibited. Insiders should not discuss internal Company matters or developments with anyone outside of the Company, except as properly authorized and required in the performance of regular corporate duties.
2.8.1.This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company are made through the Company’s Investor Relations team or an appropriately designated officer under carefully controlled circumstances. If you receive any inquiries of this nature, unless you are expressly authorized to respond, you should decline comment and refer the inquirer to the Company’s Investor Relations team.
2.9.Additional Prohibited Transactions. The Company believes it is generally improper and inappropriate for Company Personnel to engage in short-term or speculative transactions involving Company Securities or certain other transactions in Company Securities that may lead to inadvertent violations of insider trading laws or that create a conflict of interest for such Person. Therefore, it is the Company’s policy that Company Personnel may not engage in any of the transactions specified below:
•Transactions in Company Debt Securities. The Company believes that it is inappropriate for Company Personnel to be creditors of the Company due to actual or perceived conflicts of interest that may arise in connection therewith. Therefore, Company Personnel are prohibited from engaging in transactions in Company debt securities, whether or not those securities are convertible into Company common stock or other Company Securities.

•Hedging Transactions. Company Personnel are prohibited from purchasing a financial instrument, or engaging in any other similar transaction, including,

without limitation, prepaid variable forward contracts, equity swaps, collars, puts, calls or other derivative instruments, that are designed to, or that may reasonably be expected to have the effect of, hedging or offsetting any decrease in the market value of Company Securities.

•Transactions Involving Company Derivative Securities. Transactions involving Company Derivative Securities (as defined below), whether or not entered into for hedging or monetization purposes, may also create the appearance of impropriety in the event of any unusual activity in the underlying equity security. Therefore, subject to the exceptions set forth below, Company Personnel are prohibited from engaging in transactions involving Company Derivative Securities, whether or not they are in possession of material non-public information. “Company Derivative Securities” include, but are not limited to, options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock. Transactions in Company Derivative Securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, and writing puts or calls. Transactions in debt that may be convertible into Company Securities would also constitute a transaction in Company Derivative Securities prohibited by this Policy. This Policy does not, however, restrict holding, exercising, or settling awards, such as options, restricted stock, restricted stock units, or other derivative securities, granted under a Company equity incentive plan as described in more detail below under “Exempted Transactions.”

•Purchases of Company Stock on Margin; Pledges of Company Securities. Company Personnel are prohibited from purchasing any Company Security on margin, holding any Company Security in a margin account, or pledging any Company Security as collateral to secure or guarantee any indebtedness.

•Short-Term Trading. Section 16 officers and directors who purchase any Company Security in the open market may not sell any Company Security of the same class during the six months following such purchase (or vice versa).

•Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 plans) create heightened risk for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If an Insider determines that he or she must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions set forth in Section 2.13.

2.10.Exempted Transactions. This Policy does not apply to the following transactions in Company Securities, except as specifically noted:
•Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s equity incentive plans, or to the exercise of a tax withholding right pursuant to which an Insider has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. However, this Policy does apply to the sale of any shares issued upon the exercise of Company-granted stock options and any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

•Restricted Stock and Restricted Stock Unit Awards. This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which the Insider elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of restricted stock or shares received upon vesting of restricted stock units.

•Employee Stock Purchase Plan. This Policy does not apply to purchases of Company Securities in any employee stock purchase plan adopted by the Company, if any, resulting from the Insider’s periodic contribution of money to the plan pursuant to the election the Insider made at the time of the Insider’s enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that the Insider elected to participate by lump sum payment during the applicable enrollment period. This Policy does apply, however, to the Insider’s sales of Company Securities purchased pursuant to the plan.

•Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

2.11.Other Transactions Not Involving a Purchase or Sale.
2.11.1.Bona Fide Gifts. Bona fide gifts of Company Securities by Insiders are not transactions subject to this Policy, unless the Insider making the gift knows that the recipient intends to sell or otherwise transact in Company Securities while the recipient or Insider is aware of material non-public information. Notwithstanding the foregoing, bona fide gifts of Company Securities by Restricted Insiders must be precleared by the Compliance Officer in accordance with Section 2.13.3.
2.11.2.Broad-based Investment Funds. Transactions in mutual, index or exchange traded funds that are invested in Company Securities are not transactions subject to this Policy, provided that (a) the applicable Insider does not exercise investment control over such funds and (b) Company Securities do not make up a significant portion of such funds.
2.12.Applicability of Policy to Former Insiders. If an Insider is in possession of material nonpublic information when his or her service terminates, that Insider may not engage in transactions in Company Securities until that information has become public or is no longer material. A former Restricted Insider shall continue to be subject to any closed trading window that is in effect upon his or her termination as an Insider until the commencement of an open trading window following the public release of earnings for the fiscal quarter in which the Restricted Insider’s status as an Insider terminates.
2.13.Trading Procedures Applying to all Company Personnel (including any Related Persons). The Company has implemented the following procedures to help prevent inadvertent violations and avoid even the appearance of an improper transaction (which could result, for example, where Company Personnel engage in a trade while unaware of the impending release of material financial results or a pending major development).
This Section 2.13 shall also apply to anyone living in the same household as the Company Personnel, or any dependent (as determined for U.S. federal income tax purposes) of the Company Personnel (whether living in the same household of the Company personnel or not). Company Personnel are responsible for the compliance of these individuals with the procedures set forth in this Section 2.13. of this Policy.
2.13.1.Prohibited Periods for Trading. All Company Personnel are prohibited from transacting in Company Securities during the following periods:
•For all Company Personnel other than Restricted Insiders: the periods from the beginning of the first day of each fiscal quarter of the Company until one business day after the release of the Company’s financial results for the preceding fiscal quarter and, in the case of the Company’s fourth fiscal quarter, until one business day after the release of the Company’s financial results for the preceding fiscal year;
•For all Restricted Insiders: the periods from the beginning of the 16th day of the third month of each fiscal quarter of the Company until one business day after the release of the Company’s financial results for such fiscal quarter and, in the case of the Company’s fourth fiscal quarter, until one business day after the release of the Company’s financial results for the fiscal year that includes such fourth fiscal quarter; and
2.13.2.Additional Prohibited Periods. Additionally, the Company may from time to time require all Company Personnel or selected Company Personnel (for example certain individuals or departments) with access to material non-public information to refrain from trading during other specified periods when significant developments or announcements are anticipated. You will be notified when you may not transact in Company Securities during periods when significant developments or announcements are anticipated, in which event you will also be notified when trading restrictions are lifted.
2.13.3.Pre-Clearance of Trades. Except as set forth below, transactions involving Company Securities (acquisitions, dispositions, transfers, gifts, etc.) by Company Personnel must be pre-cleared in each case by the Compliance Officer (or his or her authorized designee), or in his or her absence, the Chief Financial Officer of the Company. An approval form for this purpose may be found at the Company’s intra-net website under Forms/Accounting. When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of material non-public information about the Company, and should describe fully those circumstances to the Compliance Officer. The Compliance Officer (or his or her authorized designee), or in his or her absence, the Chief Financial Officer of the Company, will use his or her reasonable efforts to provide approval or disapproval of the pre-clearance request within two business days, but is not obligated or guaranteed to do so. You must wait until receiving pre-clearance to execute any transaction involving Company Securities. Neither the Company, the Compliance Officer, his or her authorized designee, nor the Chief Financial Officer of the Company shall be liable for any delays that may occur due to the pre-clearance process. If the transaction is pre-cleared by the Compliance Officer (or his or her authorized designee) or in his or her absence, the Chief Financial Officer of the Company, it must be executed by the end of the third business day after receipt of pre-clearance, or within such other time period as may be designated by the Compliance Officer (or his or her authorized designee) or in his or her absence, the Chief Financial Officer of the Company. Notwithstanding receipt of pre-clearance of a transaction, if you become aware of material non-public information after requesting pre-clearance but prior to the execution of the transaction, you may not execute the transaction. If Company Personnel seek pre-clearance and permission to engage in a transaction is denied, then they must refrain from initiating any transaction in Company Securities and should not inform any other person of the denial.
NOTE: For Company Personnel other than Restricted Insiders, sales or purchases of Company stock through the Company’s sponsored Fidelity account are pre-approved and may be made whenever the Company sponsored Fidelity account will permit a sale or purchase to take place, provided that such Company Personnel are not in possession of material non-public information. Please note that your Fidelity account is closed during Company imposed black-out periods of trading.
NOTE: Please note that clearance of a proposed transaction by the Compliance Officer (or his or her authorized designee) or in his or her absence, the Chief Financial Officer of the Company does not constitute legal advice regarding or otherwise acknowledge that Company Personnel do not possess material non-public information. Company Personnel must ultimately make their own judgments regarding, and are personally responsible for determining, whether they are in possession of material non-public information.

2.14.Trading Plans under Rule 10b5-1. Given the limited periods of time for which directors, officers and/or certain Company employees are not in possession of material non-public information, notwithstanding the restrictions and prohibitions on trading in Company Securities as set forth in this Policy, but subject to the terms of this Section 2.14, directors, officers, and Company employees are permitted to transact in Company Securities pursuant to approved written contracts, instructions or plans established under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Trading Plans”), including transactions during the prohibited periods discussed above. A Trading Plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and this Section 2.14, be entered into with a national brokerage firm or other financial professional reasonably acceptable to the Company and be on a template approved by the Compliance Officer. To help demonstrate that the person who entered into a Trading Plan has acted in good faith with respect to the Trading Plan, the Company has adopted the following requirements and guidelines for such plans:
•Adoption. Since adopting a plan is tantamount to an investment decision, the Trading Plan may be adopted only during an open trading window when both (a) the purchase and sale of Company Securities are otherwise permitted under this Policy and (b) the Person adopting such plan does not possess any material non-public information. Disclosure regarding the plan’s adoption may, at the Company’s discretion, be made through a press release or Current Report on Form 8-K and will be disclosed in the Company’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K (see “Quarterly Disclosure of Trading Arrangements” below).

•Cooling-Off Period. A director or officer of the Company may not adopt a Trading Plan unless the Trading Plan provides that trading under the plan will not begin until the later of (a) 90 days after the adoption of the Trading Plan or (b) two business days following the disclosure of the Company’s financial results in a Quarterly Report on Form 10-Q or Annual Report on Form 10-K for the completed fiscal quarter in which the Trading Plan was adopted, provided, however, the cooling-off period is not required to exceed 120 days after the adoption of the Trading Plan. Insiders other than directors and officers of the Company may not adopt a Trading Plan unless the Trading Plan provides that trading under the plan will not begin until 30 days after the adoption of the Trading Plan. The purpose of the cooling off period is to provide a separation in time between the adoption of the Trading Plan and the commencement of trading under the Trading Plan so as to minimize the ability of an Insider to benefit from any material non-public information.

•Plan Alterations. Plan modifications, even if made prior to receiving material non-public information, may create the perception that the Insider is manipulating the plan to benefit from material non-public information, which jeopardizes the good faith element and the availability of the affirmative defense under Rule

10b5-1. Therefore, any modification or change to the amount, price, or timing of the purchase or sale of Company Securities (or a modification or change to a written formula or algorithm, or computer program that affects the amount, price, or timing of the purchase or sale of Company Securities) underlying a Trading Plan will be deemed a termination of such Trading Plan and the adoption of a new Trading Plan, and such new adoption triggers a new cooling-off period. Any modification to a Trading Plan that does not change the sales or purchase prices or price ranges, the amount of Company Securities to be sold or purchased, or the timing of transactions under a Trading Plan (such as an adjustment for stock splits or a change in account information) will not trigger a new cooling-off period. The Insider should avoid frequent modifications of Trading Plans because this could raise concern about his or her good faith with respect to the plan. Any modification of a Trading Plan requires the pre-approval of the Compliance Officer.

•Certification. When adopting or modifying a Trading Plan, each director and officer of the Company is required to include a representation in the Trading Plan certifying that at the time of adoption of a new or modified Trading Plan: (a) he or she is not aware of material non-public information about the Company or its securities; and (b) he or she is adopting the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5. Additionally, all persons entering into a Trading Plan must act in good faith with respect to that Trading Plan during its term.

•Multiple Overlapping Trading Plans. Insiders are not permitted to have multiple Trading Plans in operation unless permitted by SEC rules and regulations and approved in writing by the Compliance Officer. Insiders may not have another outstanding (and may not subsequently enter into any additional) Trading Plans for purchases or sales of Company Securities on the open market during the same period except as follows:

oA series of separate contracts with different broker-dealers or other agents acting on behalf of the Insider to execute trades thereunder may be treated as a single Trading Plan provided that the individual constituent contracts with each broker-dealer or other agent, when taken together as a whole, meet all of the applicable conditions of and remain collectively subject to the provisions of Rule 10b5-1(c)(1), including that a modification of any individual Trading Plan acts as modification of the whole Trading Plan.

oInsiders may have one later-commencing Trading Plan for purchases or sales of Company Securities on the open market under which trading is not authorized to begin until after all trades under the earlier-commencing Trading Plan are completed or expired without execution, provided, however, that if the first trade under the later-commencing Trading Plan is scheduled during the Effective Cooling-Off Period (as defined below), the later-commencing

Trading Plan may not rely upon this exception. The “Effective Cooling-Off Period” means the cooling-off period that would be applicable to the later-commencing Trading Plan if the date of adoption of the later-commencing Trading Plan were deemed to be the date of termination of the earlier-commencing Trading Plan.

oInsiders may enter into a Trading Plan that provides for an eligible sell-to-cover transaction, which is a Trading Plan that authorizes an agent to sell only such Company Securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, and the Insider does not otherwise exercise control over the timing of such sales (“Sell-To-Cover Trading Plan”). This foregoing exception does not apply to sales made to cover taxes in connection with the exercise of stock option awards.

•Restrictions on Single-Trade Plans. Insiders may not have more than one single-trade Trading Plan during any 12-month period except for Sell-To-Cover Trading Plans. A single-trade Trading Plan is one designed to effect the purchase or sale of securities as a single transaction.

•Early Plan Terminations. It is not advisable for Insiders to terminate Trading Plans except in unusual circumstances. If a plan is terminated, disclosure regarding such termination may, at the Company’s discretion, be made through a press release or Current Report on Form 8-K. Furthermore, in the event an Insider terminates a Trading Plan, the Company requires that the Insider be subject to the required cooling-off period before engaging in any new transactions in Company Securities or adopting a new Trading Plan. Any early termination of a Trading Plan requires the preapproval of the Compliance Officer.

•Company Rights. The Company has the right at any time to require additional and/or different requirements in connection with the adoption, modification or termination of a Trading Plan in order to protect the Insider and the Company from potential liability. The Company also has the right at any time to require any Insider to (a) terminate or suspend his or her Trading Plan, (b) include additional provisions in his or her Trading Plan, or (c) delete or amend any existing provisions of his or her Trading Plan, in each case, to the extent reasonably necessary to protect the Insider and/or the Company.

•Quarterly Disclosure of Trading Arrangements. In accordance with SEC rules and regulations, the Company will disclose in Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K whether, during the Company’s last fiscal quarter, any director or officer adopted or terminated (a) a Trading Plan for the purchase or sale of Company Securities that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or (b) a non-Rule 10b5-1 trading arrangement. In such disclosure, the Company will provide a description of the material terms of such trading arrangement, including the name and title of the director or officer, the date of adoption or termination of the trading arrangement, the duration of the trading arrangement, and the aggregate number of Company Securities to be sold or purchased under the trading arrangement.

2.15.Company Assistance. Any person who has any questions about specific transactions or this Policy in general may obtain additional guidance from the Compliance Officer or the Company’s Legal Department. Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.
2.16.Certifications. As a condition to employment, all employees and officers will be required to certify their understanding of and intent to comply with this Policy. Members of the Board of Directors may be required to certify compliance on a periodic basis (Appendix A).
Appendices
Appendix A: Certification

Appendix A: Certification

CERTIFICATION

The undersigned hereby certifies that he/she has read and understands, and agrees to comply with, the Company’s Insider Trading Policy, a copy of which is available on the Company’s intra-net site.

________________________________        Date: ______________________
Name:

Department: